[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 19, 2021

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Morgan Youngwood
Stephen Krikorian
Anna Abramson
Kathleen Krebs

Re:	M-3 Brigade Acquisition II Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 27, 2021
File No. 001-40162

Dear Messrs. Youngwood and Krikorian and Mses. Abramson and Krebs:

On behalf of our client, M-3 Brigade Acquisition II Corp. (“MBAC” or the “Company”), we are providing MBAC’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated October 27, 2021, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

MBAC is concurrently filing via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Preliminary Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Revised Proxy Statement marked to show the changes to the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by MBAC’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Revised Proxy Statement. All references to page numbers in MBAC’s responses are to the pages of the Revised Proxy Statement.

Summary Term Sheet, page 1

1.

Please provide here or in another section in the forepart of the proxy statement a succinct and plain English overview of the business combination and related transactions. For example, clarify that you have entered into a business combination to acquire Syniverse and that as part of the business combination Twilio is making an up to $750 million equity investment with a minimum

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commitment of $500 million, you are receiving another $265 million in a PIPE investment of common stock and convertible preferred stock and you will use proceeds from the business combination to refinance your debt. Disclose the value of the consideration being paid to Syniverse, the approximate number of shares you are issuing as consideration and the number of shares and convertible preferred stock you are issuing pursuant to the related transactions.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 37 of the Revised Proxy Statement.

Questions and Answers about the Proposals for Stockholders

Q: What equity stake will current stockholders of the Company… hold in the post-combination company after the Closing?, page 17

2.

Please revise your narrative and tabular disclosures throughout to show the potential impact of interim levels of redemptions. If the maximum redemption scenario does not assume the redemption of all of the public shares, explain why and disclose the number and percentage of shares that the maximum redemption scenario assumes are redeemed.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 18, 19, 51, 68, 125, 333 and 334 of the Revised Proxy Statement to show the potential impact of redemptions on the shares owned by non-redeeming stockholders by including a table showing a range of redemption scenarios, including the minimum redemption level, the maximum redemption level and an interim level that is the midpoint between the minimum and maximum redemption level. The maximum redemption scenario assumes that 29,000,710 of shares of Class A Stock are redeemed (the maximum number of Class A Stock that could be redeemed while still satisfying the Minimum Cash Condition in connection with the Business Combination based on an assumed per share redemption price of $10.00 per share) in connection with the Business Combination.

3.

Please revise to disclose that the post-business combination company will be a “controlled company” under the rules of the New York Stock Exchange. Cross-reference to a more detailed discussion of the implications of the post-business combination company’s status as a “controlled company.”

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 20 and 21 of the Revised Proxy Statement.

Q: What vote is required to approve the proposals presented at the Special Meeting?, page 20

4.

Please disclose that the Sponsor Parties have agreed to vote their MBAC shares in favor of the Business Combination and quantify the number and percentage of MBAC shares this represents. In addition, disclose the percentage of the remaining shares that are needed to approve the Business Combination Proposal assuming all MBAC outstanding shares are voted and assuming only a quorum of MBAC shares are voted.

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Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 24, 25, 95, 96, 208, 211, 216, 221, 225 and 233 of the Revised Proxy Statement.

Q: What interests do the Sponsor and the Company’s current officers and directors have in the Business Combination?, page 23

5.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other M3-Brigade shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 5, 28, 60, 97, 98, 142, 198 and 248 of the Revised Proxy Statement.

6.

Please expand your disclosure to further quantify the aggregate dollar amount of what MBAC’s Sponsor, officers and directors and their affiliates have at risk that depends on completion of a business combination. For example, please quantify the following:

•	Disclose the value of the Sponsor’s MBAC shares and warrants based on the transaction value and recent trading prices as compared to the price paid;

•	Disclose any consideration provided in exchange for the Sponsor agreeing to waive its redemption rights;

•	Disclose the amount of investment by MBAC’s Sponsor, officers and directors and their affiliates that will be lost as a result of waiving liquidating distributions;

•	Disclose the amount of Syniverse debt and interest held by Brigade that will be repaid in connection with refinancing Syniverse’s debt upon consummation of the business combination transactions.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 4, 5, 27, 28, 59, 60, 96, 97, 141, 142, 197, 247 and 248 of the Revised Proxy Statement. MBAC respectfully advises the Staff that the Sponsor agreed to waive its redemption rights in the original Sponsor letter agreement that Sponsor entered into in connection with the Company’s IPO. The provisions relating to the waiver of redemption rights in the original Sponsor letter agreement are substantially similar to those agreed to by the Sponsor in the Sponsor Agreement entered into in connection with the Business Combination, and no additional consideration was provided to the Sponsor in connection therewith.

Q: If am a holder of Company public shares, can I exercise redemption rights with respect to my public shares?, page 26

7.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 30 and 31 of the Revised Proxy Statement.

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Q: How do I exercise my redemption rights?, page 27

8.

Please describe the threshold price that would allow the company to redeem public warrants and clarify whether recent common stock trading prices exceed that threshold. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 30 and 31 of the Revised Proxy Statement in order to describe the threshold price that would allow the Company to redeem public warrants and clarify whether recent common stock trading prices exceed that threshold. In addition, MBAC has revised the disclosure on pages 30 and 31 of the Revised Proxy Statement in order to explain the steps the Company will take to notify all stockholders regarding when the warrants become eligible for redemption.

Risk Factors, page 68

9.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 102 of the Revised Proxy Statement.

10.

Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 102 and 103 of the Revised Proxy Statement.

11.

Please include a risk factor addressing the risks to shareholders of the exclusive forum provisions in the post-combination company’s charter, including that a court will find the Securities Act exclusive forum provision to be unenforceable.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 109 and 110 of the Revised Proxy Statement.

Breaches in data security and lapses in data privacy, as well as disruptions and other damages to Syniverse’s information technology..., page 69

12.

We note that in May 2021, Syniverse became aware of unauthorized access to its operational and information technology systems by an unknown individual or organization (the “May 2021 Incident”). We further note that Syniverse launched an internal investigation, notified law enforcement, commenced remedial actions and engaged the services of specialized legal counsel and other incident response professionals, and believes it has identified and adequately remediated the vulnerabilities that led to the incidents. Please revise to clarify whether your

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investigation of the May 2021 Incident still continues, and describe in greater detail the scope and any potential impact of the incident to your systems, solutions and customers. Tell us how you evaluated and assessed any contingent liabilities due to potential damages to your customers. We refer you to ASC 450-20-55-14. Disclose any remediation efforts and steps you have taken or expect to take to support and protect your customers. Indicate when your customers were notified of any impact to them and whether any indemnification clauses have been activated. Revise to disclose the amount of cyber insurance that Syniverse has maintained and currently maintains. Disclose the costs or expenditures incurred in investigating and responding to this incident. In addition, you should include similar discloses in the MD&A section of your filing.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 75 through 77, 271, 272 and 290 of the Revised Proxy Statement.

Syniverse depends on a small number of customers..., page 71

13.	Please disclose the material terms of your agreement with AT&T Mobility, including the term and any termination provisions.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 78 and 79 of the Revised Proxy Statement.

If Syniverse fails to maintain effective internal controls over financial reporting at a reasonable assurance level..., page 83

14.

Please explain in detail how you considered the May 2021 Incident and the investigation in your assessment of disclosure controls and procedures and internal control over financial reporting. Tell us whether you identified any significant deficiencies or material weaknesses in your internal control over financial reporting. Describe whether there have been any changes to your internal control over financial reporting that occurred subsequent to your fiscal year end that have materially affected, or are reasonably likely to materially affect, your internal controls. We refer you to SEC Interpretive Release No. 33-10459.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Syniverse does not believe that the May 2021 Incident was material or had a material impact on Syniverse’s business. Syniverse did not identify any material weaknesses in its internal control over financial reporting related to the May 2021 Incident. Syniverse specifically considered the indicators of material weakness described in the Public Company Accounting Oversight Board Auditing Standard No. 5, paragraph 69, concluding that:

•	there is no indication of any fraudulent activity by Syniverse management;

•	historical financial statements were not misstated by any amount;

•

as demonstrated in the revised disclosure in the “Risk Factors” section of the Revised Proxy Statement, the impact of the May 2021 Incident was not material to Syniverse’s consolidated financial statements; and

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•

there is no indication that the incident was a function of a lack of oversight over internal control of financial reporting by Syniverse’s audit committee. As it relates to oversight of internal controls over financial reporting for the May 2021 Incident, we refer to the revised disclosure in the “Risk Factors” section of the Revised Proxy Statement for activities demonstrating a high level of organizational oversight and an immediate and comprehensive response to the May 2021 Incident that included, among other things, engaging the services of specialized legal counsel and other incident response professionals, notifying law enforcement officials and completing required notifications to customers.

Furthermore, the May 2021 Incident was disclosed to the public in the Preliminary Proxy Statement which was Syniverse’s first public filing and occurred shortly after discovery of the event. The timely public disclosure of this matter demonstrates that Syniverse’s disclosure controls were operating effectively.

With respect to changes made in response to the May 2021 Incident, we respectfully advise the Staff that the Company has revised the disclosures in the “Risk Factors” section in response to comment #12 of this letter to expand discussion of remediation and containment efforts by Syniverse.

Syniverse has substantial debt…, page 84

15.	Please quantify Syniverse’s debt service requirements and disclose the percentage of its cash flow that must be dedicated to debt service, both principal and interest.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 92 of the Revised Proxy Statement.

Our public stockholders will experience dilution…, page 91

16.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders and the conversion of the convertible preferred notes, at each of the redemption levels detailed in your tabular presentation, including any needed assumptions.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 99 through 101 of the Revised Proxy Statement.

We and Syniverse will incur significant transaction and transition costs in connection with the Business Combination, page 95

17.

We note that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 105 and 106 of the Revised Proxy Statement.

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Unaudited Pro Forma Condensed Combined Financial Information, page 111

18.

Please explain why you did not include any disclosure in your pro forma financial statements for the estimated costs of the investigation subsequent to May 31, 2021 or other costs you expect to incur in connection with the May 2021 Incident. Please clarify your disclosures if you are unable to estimate other costs you expect to incur.

Response: The May 2021 Incident resulted in approximately $1.0 million of General and Administrative expense to Syniverse in the period ended August 31, 2021 (which represents $4.1 million in expense net of $3.1 million in insurance recoveries). In response to the Staff’s comment, MBAC has revised the disclosure on pages 271, 272 and 290 of the Revised Proxy Statement. In addition, please note that, as Syniverse has reached its deductible under the applicable insurance policy, all incremental costs incurred subsequent to August 31, 2021 through October 31, 2021, the most recently available period as of the date of this letter are expected to be covered by Syniverse’s insurance carrier. Syniverse is currently unable to quantify what additional costs will be incurred as a result of the May 2021 Incident, but Syniverse does not expect such costs (net of insurance recoveries) to be material.

19.

We note that Carlyle held $68.9 million and $62.4 million of the Tranche C Term Loans as of May 31, 2021 and November 30, 2020. We also note that Brigade is a significant lender to Syniverse and will receive proceeds in the transaction from the refinancing of Syniverse’s outstanding indebtedness upon consummation of the Business Combination. Please revise to separately present related party debt on the face of your unaudited pro forma condensed combined balance sheet. In addition, revise your disclosures in Adjustment (F) to clarify whether Carlyle or Brigade will receive any proceeds in connection with the payoff of Syniverse’s existing debt. We refer you to Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 129 and 130 of the Revised Proxy Statement to clarify the amount of proceeds paid to Carlyle and Brigade in connection with the payoff of Syniverse’s existing debt. Please note that while Carlyle is a related party given Carlyle’s equity holdings predating the proposed Business Combination, Carlyle’s debt holdings represent only 3% of the principal amount of debt outstanding under Syniverse’s Tranche C Term Loans as of August 31, 2021 and is therefore immaterial and not separately presented on the face of the balance sheet. Additionally, Brigade is not considered a related party in accordance with Rule 4-08(k) of Regulation S-X prior to the Closing, as Brigade has not historically had an equity ownership stake in Syniverse. Therefore, debt held by Brigade is not included in related party debt presented in the historical financials.

20.

We note that Twilio is currently a customer of the post-combination company’s enterprise messaging services. Please tell us your consideration of separately disclosing the amount of related party revenues and expenses for Twilio.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that per the related party guidance in Item 404 of Regulation S-K, as of the dates and periods covered by the unaudited pro forma condensed combined financial information, Syniverse does not believe that Twilio meets the definition of a “related person.” Under the guidance, a related party can control or significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. As of the date of this letter and for the periods included in the unaudited pro forma condensed combined financial information, Twilio does not have an equity interest in Syniverse nor hold a management position or otherwise have the contractual ability to control or significantly influence the operating policies of Syniverse.

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In addition, in Syniverse’s judgment, it would be inappropriate to include a pro forma adjustment for incremental revenues and expenses as a result of the Wholesale Agreement, which will be executed only upon the Closing. The Wholesale Agreement provides that Twilio shall route a defined minimum proportion of certain classes of its messaging traffic to Syniverse; however, there are no guaranteed or absolute minimum volumes of traffic that Twilio is required to route to Syniverse. As such, it does not appear that the “objectively measurable” criteria for pro forma adjustments described in Section 3210.2 of the SEC Reporting Manual would be met.

Based on these considerations, Syniverse did not separately disclose its historical or prospective revenues and expenses with Twilio in the unaudited pro forma condensed combined financial information. Following the Closing, all required related party transactions will be disclosed in the Company’s Exchange Act filings.

Proposal No. 1—The Business Combination Proposal

Registration Rights Agreement, page 158

21.	Please disclose the length of the lock-up period in the registration rights agreement.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 10, 43, 170 and 330 of the Revised Proxy Statement.

Background of the Business Combination, page 167

22.

Please discuss if the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: MBAC acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor did not have any SPACs other than MBAC that were in the process of searching for a target company prior to or at the time of entry into the Merger Agreement. On May 11, 2021, M3-Brigade Sponsor III LP, an affiliate of Sponsor, filed a Registration Statement on Form S-1 in connection with the proposed IPO of M3-Brigade Acquisition III Corp.; however, the IPO of M3-Brigade Acquisition III Corp. was not consummated until October 21, 2021, more than two months following the entry into the Merger Agreement. As stated in the prospectus of M3-Brigade Acquisition III Corp. filed with the SEC on October 25, 2021, as of such date, the company had not selected any business combination target and had not initiated any substantive discussions, directly or indirectly, with respect to identifying any business combination target. Additionally, on June 1, 2021, M3-Brigade Sponsor IV LP, an affiliate of Sponsor, filed a Registration Statement on Form S-1 in connection with the proposed IPO of M3-Brigade Acquisition IV Corp.; however, as of the date of hereof, the IPO of M3-Brigade Acquisition IV Corp. has not been consummated, and the company has not selected any business combination target or initiated any substantive discussions, directly or indirectly, with respect to identifying any business combination target.

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23.	Your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.

Response: MBAC acknowledges the Staff’s comment and respectfully advises the Staff that MBAC is not aware of any officer or director of MBAC who was required to forego presenting any opportunity to acquire a target business to MBAC as a result of a pre-existing fiduciary contractual obligation and, to MBAC’s knowledge, the waiver of the corporate opportunities doctrine in the current charter did not impact MBAC’s search for an acquisition target.

24.

Please disclose when the Syniverse projected financial information was presented to the board and any discussions relating to the assumptions underlying the target projections. In this regard, we note your disclosure on page 179 that the projections were presented on May 21, 2021.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 183 through 188 of the Revised Proxy Statement.

25.

We note your disclosure on page 175 that Mr. Vincent “recused himself from certain discussions concerning the Business Combination on account of his relationship with Brigade.” Please identify these discussions in the description of the transaction timeline.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 184, 187 and 188 of the Revised Proxy Statement.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 176

26.

Please discuss how the MBAC Board determined the $2.85 billion enterprise value of Syniverse. As part of the discussion, disclose the Board’s analysis of selected other companies and the valuations implied by the Twilio Investment and PIPE Investment, which are referenced under “Valuation and Financial Profile” on page 176.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 189 and 190 of the Revised Proxy Statement.

Certain Syniverse Projected Financial Information, page 179

27.

Please revise to disclose in greater detail the basis for and the nature of the material assumptions underlying the projections. For example, explain in more detail the basis for determining your revenue growth in each segment through 2025. Provide estimated revenue for both fixed and variable consideration and the underlying assumptions and inputs for each of these revenue line items that supports your estimates. In addition, explain how you estimated variable costs, direct costs and expenses through 2025.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 193 through 196 of the Revised Proxy Statement.

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28.

You disclose that the Twilio Investment and Twilio’s proposed strategic partnership with Syniverse will create a catalyst for accelerated revenue and earnings growth for Syniverse. Please revise your projections to separately present related party revenues and costs associated with Twilio’s proposed strategic partnership with Syniverse. This appears to be important information necessary to understanding your projections.

Response: In response to the Staff’s comment, MBAC advises the Staff that MBAC has disclosed in greater detail the basis for and the nature of the material assumptions underlying the Syniverse projected financial information provided to the Board, including greater detail with respect to the expected impact of the Wholesale Agreement and the approximate percentage of Syniverse revenue represented by Twilio for the periods covered by the projected financial information. MBAC acknowledges the Staff’s request to separately present related party revenues and costs associated with Twilio, but MBAC respectfully advises the Staff that it does not believe such additional information is necessary to an investor’s understanding of Syniverse’s projected financial information. Specifically, MBAC notes that the Wholesale Agreement does not impose contractually guaranteed or absolute minimum volumes of traffic or minimum payment requirements on Twilio and thus projected revenue from Twilio was based on the same assumptions and methodologies as used for the Enterprise Segment as a whole, including growth of the CPaaS and associated A2P Messaging market as well as continued North American 10DLC messaging adoption by Enterprise customers (including Twilio). Further, Syniverse believes that separately presenting projected revenues and costs related to Twilio would imply a degree of precision with respect to such projected revenues and costs that may be confusing or misleading to investors, including investors of Twilio, a publicly traded company that was not responsible for the preparation of the projected financial information. Additionally, while the proposed partnership with Twilio is important to Syniverse from a strategic perspective, MBAC respectfully advises the Staff that Syniverse has other, larger, customers that account for a greater portion of Syniverse’s revenue. Accordingly, Syniverse believes that providing additional information solely with respect to Twilio could present a misleading picture and lead to an incorrect inference that the Twilio relationship is unduly material from a financial perspective to Syniverse.

29.

You disclose that the projections do not take into account any circumstances or events occurring after the date on which the Projections were presented to the Board, which was May 21, 2021, and speak only as of such date. Please explain whether your projections take into account the May 2021 Incident.

Response: The financial projections were finalized and provided to the MBAC Board before Syniverse became aware of the May 2021 Incident; consequently, any impact of or arising from the May 2021 Incident was not included in the projections. In response to the Staff’s comment, MBAC has revised the disclosure on pages 271, 272 and 290 of the Revised Proxy Statement to include additional information regarding the costs associated with the May 2021 Incident. Based upon an assessment of the May 2021 Incident, Syniverse does not expect to make any significant changes to the financial projections as a consequence of the detection, remediation or disclosure of the May 2021 Incident. Further, Syniverse expects that any costs associated with the May 2021 Incident would be (i) covered by Syniverse’s insurance, or (ii) added back to adjusted EBITDA, and thus would not impact the line items included in Syniverse’s projected financial information.

Proposal No. 2 – The NYSE Proposal, page 194

30.

Please clarify whether the NYSE requires separate shareholder votes for each proposed issuance of securities that, on its own, would require shareholder approval under Section 312.03 of the NYSE’s Listed Company Manual.

Response: The NYSE does not require separate shareholder votes for each proposed issuance of securities that, on its own, would require shareholder approval under Section 312.03 of the NYSE’s Listed Company Manual (the “NYSE Manual”). Section 312.03 of the NYSE Manual requires shareholder approval as a prerequisite to issuing securities in certain situations, including (i) issuances to a “related party” (as defined

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in Section 312.03(b) of the NYSE Manual) or (ii) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock. Section 312.04(a) of the NYSE Manual clarifies that shareholder approval is required if any of the subparagraphs of Section 312.03 requires shareholder approval. However, the NYSE Manual does not contain any requirement that issuers obtain separate approvals under each subparagraph of Section 312.03, and we are not aware of any other requirement to obtain separate approvals.

Further, we believe one shareholder vote for all such issuances is appropriate because the issuances are interconnected: the PIPE Investment and the Twilio Investment will not occur if the Merger does not occur. The PIPE Investment (which includes the issuances pursuant to the Sponsor Subscription Agreement, Brigade Subscription Agreement and Oak Hill Subscription Agreement) and the Twilio Investment are each conditioned upon, among other things, the satisfaction of the closing conditions set forth in the Merger Agreement. The closing of the PIPE Investment and the Twilio Investment are contemplated to occur either concurrently with or immediately following the Closing. The PIPE Investment and Twilio Investment will not be consummated independently if the Merger is not consummated. Therefore, in effect, the NYSE Proposal represents a vote on a series of interconnected issuances that will occur only if the Merger is consummated.

Proposal No. 3—The Charter Proposal, page 197

31.

Please explain to us the legal basis for presenting a binding proposal to approve two alternative charters. In addition, provide more disclosure in the Questions and Answers section regarding the reason for presenting alternative charters, under what circumstances Class C common stock will be issued and the material difference between the Class A and Class C common stock.

Response: The Company has entered into a Subscription Agreement with Twilio which requires the Company to issue shares of Class A Stock to Twilio and, in certain circumstances, shares of Class C Stock. Whether the Company will be required to issue Class C Stock will not be determined prior to the vote of MBAC’s stockholders. Section 242(c) of the DGCL permits the resolution authorizing a proposed amendment to a corporation’s certificate of incorporation to provide that at any time prior to its effectiveness, notwithstanding stockholder approval, the board may abandon the amendment, without further action of the stockholders, and thus authorizes a board of directors to submit alternative amendments to stockholders and to reserve the right to abandon any or all of them. Accordingly, as permitted by Section 242 of the DGCL, the Board is submitting two alternative amended and restated certificates of incorporation to the stockholders and retaining authority to abandon either or both of them depending on whether Class C Stock is issued to Twilio and whether the Business Combination is consummated. The only difference between the two amended and restated certificates of incorporation is that one contains the terms of the Class C Stock and the other does not. Thus, if the Company is required to issue shares of Class C Stock, the amended and restated certificate of incorporation containing the terms of the Class C Stock (i.e., Charter Amendment Alternative B) will be filed and the amended and restated certificate of incorporation that does not contain the Class C Stock (i.e., Charter Amendment Alternative A) will be abandoned. If the Company is not required to issue shares of Class C Stock, the amended and restated certificate of incorporation omitting the terms of the Class C Stock (i.e., Charter Amendment Alternative A) will be filed and the amended and restated certificate of incorporation containing the terms of the Class C Stock (i.e., Charter Amendment Alternative B) will be abandoned. If the Business Combination is not consummated, both certificates of incorporation will be abandoned. In no circumstance will both certificates of incorporation become effective. In response to the Staff’s comment, MBAC has revised the disclosure on pages 22 and 23 of the Revised Proxy Statement.

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Proposal No. 4—The Governance Proposal, page 202

32.	Please balance your disclosure regarding each governance proposal by including a discussion of the disadvantages to shareholders of the proposal.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 217 through 220 of the Revised Proxy Statement. Please note that governance proposal 4G regarding exclusive voting rights granted to holders of Class A Stock, if approved, would only disadvantage holders of Class B Stock and Class C Stock, as applicable. The revised disclosure does not include the disadvantages of proposal 4G because public investors will only hold Class A Stock.

Syniverse’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 271

33.

We note that Syniverse believes that it has sufficient liquidity to meet its currently anticipated business needs, including planned capital expenditures and working capital requirements due to cash on hand, expected cash flows from operations and availability under the New Revolving Credit Facility. Please revise to disclose your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term based upon your currently available resources. We refer you to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 285 of the Revised Proxy Statement.

Non-GAAP Financial Measures

Reconciliation of Non-GAAP Measures to GAAP, page 275

34.

Please clarify why certain adjustments to your Non-GAAP Adjusted EBIDTA measures are proper. In this respect, we note that adjustment (c) reflects items associated with certain advisory and professional services related to strategic initiatives and otherwise, employee costs and data center migration costs. We refer you to Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations. Please provide an analysis of each item included in adjustment (c) to support that such expenses are not normal, recurring, cash operating expenses necessary to operate your business.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 290 of the Revised Proxy Statement to provide additional detail with respect to adjustment (c) to Syniverse’s Adjusted EBITDA, including making clear that such adjustments are not normal, recurring, cash operating expenses necessary to operate Syniverse’s business.

Critical Accounting Policies

Goodwill, page 277

35.

We note that beginning in fiscal quarter ended May 31, 2021, management concluded that Syniverse was comprised of two reporting units that appear to be your reportable operating segments. Please revise to disclose here and in your financial statement footnotes the amount of goodwill allocated to each reportable operating segment in accordance with ASC 350-20-50-1.

U.S. Securities and Exchange Commission

November 19, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as it relates to Syniverse’s unaudited condensed consolidated financial statements as of and for the three- and nine-month period ended August 31, 2021, Syniverse considered the disclosure guidelines for interim reporting in ASC 270-10-50, including both disclosure guidelines for material transactions impacting goodwill in ASC 270-10-50 such as disposals and business combinations, and the specific disclosure guidelines for reportable operating segments in ASC 270-10-50-1(i), as well as the disclosure requirements in ASC 350-20-50 for activities that must be disclosed in the period in which the activity occurs, and Syniverse does not believe disclosure of goodwill allocated to each reportable operating segment is appropriate for its interim condensed consolidated financial statements. We also respectfully advise the Staff that Syniverse has revised its disclosure on page G-10 in Note 2, Summary of Significant Accounting Policies, of the unaudited condensed consolidated financial statements for the three- and nine-month period ended August 31, 2021 to reflect the language currently disclosed within Critical Accounting Policies, asserting that Syniverse assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair values of the reporting units were less than its carrying amounts, both as a single reporting unit and as separate Carrier and Enterprise reporting units, as well as the factors considered in, and conclusions reached from, that assessment.

Syniverse management considered whether disclosure of goodwill by reportable segment is required in Syniverse’s consolidated financial statements for the eleven months ended November 30, 2020 and prior fiscal years. Syniverse management advises the Staff that Syniverse previously operated as a single operating segment and a single reporting unit for those periods. Per ASC 350-20-35-45 and 46, goodwill is reassigned to Syniverse’s revised reporting units using a relative fair value allocation at the time of the change in composition of its reporting structure. Syniverse management does not believe it is either required or practicable to retrospectively disclose goodwill by reportable segment, including the related fluctuations when Syniverse operated as a single reporting unit, for periods prior to the change to its reporting units.

Syniverse management is currently in the process of finalizing its relative fair value calculations to reallocate goodwill between the Carrier and Enterprise reporting units. Syniverse management is also conducting Syniverse’s annual impairment assessment of goodwill as of September 1, 2021, which is the first day of Syniverse’s fourth fiscal quarter, which will be conducted for the Carrier and Enterprise reporting units, and is in the process of being completed. The results of the annual goodwill impairment test, including goodwill allocated to each reportable segment as required under ASC 350-20-50-1, will be disclosed in Syniverse’s consolidated financial statements for its fiscal year ending November 30, 2021.

Common Stock Valuation, page 279

36.

When your preliminary IPO price or valuation is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your transaction. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

U.S. Securities and Exchange Commission

November 19, 2021

Response: In response to the Staff’s comment, MBAC advises the Staff that based on the Aggregate Merger Consideration and the anticipated Exchange Ratio, each share of Syniverse Common Stock that is issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive approximately 0.59 of a share of MBAC’s Class A Stock. Based on a value of $10.00 per share of MBAC’s Class A Stock, this means that each share of Syniverse Common Stock has a valuation of $5.90 in the Business Combination and related transactions.

MBAC further advises the Staff that since April 27, 2021, Syniverse has granted 245,000 restricted stock units and 1,485,000 stock options all of which were granted to Syniverse employees and each with a grant date fair value as determined by the Syniverse board of directors of $6.50 per share, approximately 10% higher than the valuation of $5.90 per share that each holder of Syniverse Common Stock is expected to receive in the Merger. Syniverse management does not believe that there are material intervening events, but rather the slight decline in the valuation pertains to changes in general market conditions.

Set forth below is a chart of all equity award issuances by Syniverse since April 27, 2021:

Grant Date	Type of Award	Aggregate Number of Shares Issued or Issuable in the Grants	Fair Market Value Per Share for Financial Reporting(2)	Percentage Increase/(decrease) in Fair Value Per Share Compared to Preceding Valuation
July 7, 2021	Restricted Stock Units	75,000	$6.50	-%
July 7, 2021	Stock Options	100,000	$6.50	-%
July 21, 2021(1)	Stock Options	1,250,000	$6.50	-%
October 6, 2021	Restricted Stock Units	120,000	$6.50	-%
October 6, 2021	Stock Options	85,000	$6.50	-%
October 11, 2021	Restricted Stock Units	50,000	$6.50	-%
October 11, 2021	Stock Options	50,000	$6.50	-%

(1)	The July 21, 2021 grant was a modification of a previous grant. Syniverse management notes that the shares underlying the award at original grant and modification have a $6.50 fair value.
(2)

As there has been no public market for Syniverse’s common stock, the estimated per share fair value of its common stock, in each case as of the date of the applicable grant of equity or equity-linked awards, was determined by the Syniverse board of directors in conjunction with input from Syniverse management, consideration of the most recent third-party valuation of its common stock (October 1, 2020) and the assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

For additional detail on Syniverse’s valuation methodologies used by the Syniverse board of directors in determining the estimated grant date per share value, please see “Syniverse’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Common Stock Valuation” of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

November 19, 2021

Beneficial Ownership of Securities, page 317

37.	Please separately disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 335 of the Revised Proxy Statement.

38.

Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Carlyle Partners V Holdings, L.P. and Brigade Capital Management, LP.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 336 and 337 of the Revised Proxy Statement.

Consolidated Financial Information of Syniverse

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page G-29

39.

You disclose certain contracts with monthly recurring fees which are fixed over the course of each year under the contract, but may change at the completion of each twelve month period of the contract. Explain the judgment management applies to determine whether a time-based measure or another output-based measure, such as volume, is the most appropriate measure of the pattern of performance to satisfy the performance obligation. Explain whether the change at completion represents variable consideration.

Response: We respectfully acknowledge the Staff’s question and begin our response with Syniverse’s overall revenue recognition policy to provide background followed by a response to the Staff’s question.

Syniverse provides its customers a service of standing ready to process an unknown volume of transactions as and when they are presented via continuous access to Syniverse’s network and platforms (“SaaS”). Customer contracts include fixed and variable pricing, which is based on the outcome of extensive negotiations. For contracts that include variable consideration, transaction-based fees are invoiced each month according to the volumes delivered each month, including the number of records or transactions processed, the size of data records processed or both, and may include a fixed price per unit, a tier-based price per unit or fee, or a fixed amount plus additional fees for volume overages above a contractual threshold. For the vast majority of contracts with variable consideration, transaction volumes are measured monthly as a basis for the monthly invoice to the customer.

Syniverse applies the series provision for revenue recognition. Under the series provision, variable consideration is allocated and recognized in the period it has the contractual right to the fee, rather than recognizing the fee over the entire SaaS performance obligation. Syniverse believes the best method of measuring progress toward complete satisfaction of the performance obligation is a time-based method because Syniverse performs a stand-ready service to process an unknown volume of transactions. Syniverse determines a month to be a distinct service period in the series, which corresponds to the period that transaction volumes are measured and invoiced to the customer. This is because variable consideration relates specifically to Syniverse’s efforts to satisfy its distinct performance within the service period (i.e., variable fees are resolved and linked entirely to the distinct performance within the service period), and the allocation objective described in ASC 606-10-32-28 is met, as further described below. There are no significant estimates or assumptions in applying the series guidance for Syniverse’s contracts with variable consideration. Syniverse’s rationale for applying the series provision under ASC 606 is further described in the response to comment #41 below.

U.S. Securities and Exchange Commission

November 19, 2021

Given the above, Syniverse management respectfully advises the Staff of the judgments applied to determine the pattern of performance to satisfy Syniverse’s performance obligation for contracts with monthly recurring fees. Syniverse has fixed fee contracts which are substantially fixed over the contract duration. Less commonly, Syniverse has fixed fee contracts where the monthly fee resets to a lower amount based solely on the passage of time (i.e., contracts with fees that may change at the completion of some period of time). In Agenda paper no. 16 paragraph 15, the Transactions Resource Group (“TRG”) generally agreed that an entity should not default to a straight-line revenue attribution model under ASC 606 when measuring progress toward satisfaction of a stand-ready obligation that is satisfied over time. TRG members generally agreed that ratable recognition may not be appropriate if the benefits are not spread evenly over the contract period. For contracts with fixed declining fees, Syniverse management evaluated the following factors to determine the most appropriate measure for the pattern of performance:

•

Changes in price are commensurate with technological changes and market trends – Technological changes in Syniverse’s business will frequently drive decreases in contract pricing over time for legacy technology services. Syniverse management notes that these technological changes have largely occurred in Syniverse’s CDMA and Carrier legacy services.

•

Customer negotiation – Syniverse operates in an industry which consists of a small number of significant competitors in each market. Each individual agreement is bilaterally negotiated in a highly competitive environment and negotiated pricing is determined based upon changing technologies, competitive pressures, customer needs, size, projected volume, and value of the relationship. The agreed upon pricing is representative of what the customer is willing to pay; customer-specific value is determined by each negotiated contract. Syniverse’s competitive pricing structure is designed to incentivize customers to select Syniverse as its supplier. The intent in pricing these agreements is to arrive at mutually agreeable fees that benefit both parties at market terms.

•

Pricing is consistent with the pricing practices on a stand-alone basis – The trends in contract pricing conform to reasonably available data, market conditions, and entity-specific factors and information about the class of customer.

•

Consideration is commensurate with the entity’s efforts to fulfill the service – The decrease in fees varies directly with the decrease in Syniverse’s investments in operating and investing in such services.

•	Consideration is commensurate with the value or benefit to the customer – Where applicable, the decrease in fees varies directly with the expected decrease in transaction volume.

•	The change in pricing is not dependent on either Syniverse’s or customer’s performance in the prior period.

•	The resulting recognition is consistent with the amounts to which Syniverse expects to be entitled.

U.S. Securities and Exchange Commission

November 19, 2021

These factors indicate that the value to the customers decreases over the contractual period either according to how much the customer makes use of the SaaS (i.e., lower volumes) or from overall decreasing market prices. The allocation of variable consideration in a series structure describes a scenario where the allocation objective under ASC 606-10-32-28 is met in contracts with decreasing rates such that Syniverse allocates variable consideration (records revenue) according to the distinct service in the period as billed. The TRG specifically discussed an example of IT outsourcing where the price decrease was consistent with market terms and were linked to changes in costs to fulfill the service (TRG Agenda Paper No. 39). Syniverse believes they share a similar fact pattern to this guidance as described above. In Syniverse’s judgment, to record revenue on a straight-line revenue attribution would not be representative of the decrease in volumes and/or value of the services to the customer for these contracts.

The Company advises the Staff that it has included additional disclosures in the Revenue Recognition section on pages G-29 and G-30 in Note 2, Summary of Significant Accounting Policies, of Syniverse’s consolidated financial statements.

40.

We note that for contracts with significant up-front customization and development activities at inception of a contract, revenues and the associated direct costs, if any, are deferred and recognized on a straight-line basis over the contractual term. Please describe in detail the nature of the up-front customization and development activities at inception of a contract. Provide us with your analysis and tell us the specific accounting guidance that you are relying upon to recognize the revenues and associated direct costs. Explain how you determine the contractual term and how you consider contract renewals. We refer you ASC 606-10-55-50 through 53.

Response: As the Staff notes, for contracts with significant up-front customization and development activities at contract inception, Syniverse defers and amortizes revenue, and associated direct costs if any, over the contractual term. These activities at contract inception typically involve modification of existing base software code or writing additional code. The effect of significantly altering or adding software code is generally to change or create additional functionalities that further customize the SaaS for a customer. This activity requires proprietary knowledge of and access to Syniverse’s base software code. These services do not include activation fees, set up fees or initiation fees that do not represent a transfer of a promised good or service to the customer at contract inception as contemplated in ASC 606-10-55-50 through 53. The customization services significantly alter the core SaaS offering provided to the customer. ASC 606-10-25-21b refers to factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable including when one or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract. In Syniverse’s judgment, the customized SaaS is a single performance obligation.

The measure of progress to record revenue is a time-based measure determined in accordance with the series provision over the contractual period. Syniverse management notes that the contractual term is consistent with the stated term in the contract. Syniverse management has assessed contract renewals and determined the impact of renewals to be immaterial to the timing of revenue recognition. Syniverse’s application of the series provision is more fully addressed in response to comment #41. The costs associated with the development of software are accounted for in accordance with Subtopic 350-40 on internal-use software. The revenue recognized for such contracts is fairly insignificant and amounts to less than 1% of revenues for the nine months ended August 31, 2021 and 2020 and the years ended November 30, 2020 and December 31, 2019 respectively.

U.S. Securities and Exchange Commission

November 19, 2021

41.

Please explain in greater detail how you recognize revenues for those contacts that include a tier-based price per unit or fee, or a fixed amount plus additional fees for volume overages above a contractual threshold. Describe any estimates and assumptions that you consider for these arrangements.

Response: In response to the Staff’s comment, please see the first two paragraphs of the Company’s response to comment #39 wherein Syniverse describes its application of the series provision for revenue recognition.

In Syniverse management’s judgment, the series provision criteria described in ASC 606-10-32-40 are met as variable consideration relates specifically to Syniverse’s efforts to satisfy its distinct performance within the service period (i.e., variable fees are resolved and linked entirely to the distinct performance within the service period), and the allocation objective described in ASC 606-10-32-28 is met. We expand on both points below. There are no significant estimates or assumptions in applying the series guidance for Syniverse’s contracts with variable consideration.

The nature of Syniverse’s promise is to stand ready to process transactions in an unknown quantity outside of Syniverse’s control and each month is considered a distinct service. There is no volume overlap between months such that the quantity of transactions resets to zero each month. There is also no retroactive adjustment or future period carryover, and the customer has no recourse for services already provided. Further, each month is separately identifiable as there is no significant integration service as each time period does not modify or customize another and each time increment is not highly interdependent or interrelated. As such, Syniverse allocates the variable consideration charged for processing each transaction to the month in which the service relates which Syniverse believes meets the first criteria.

The allocation objective in 606-10-32-28 “is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.” TRG Paper 39 further notes that, “stakeholders should apply reasonable judgment to determine whether the allocation results in a reasonable outcome.”

Syniverse typically provides various pricing mechanisms that are determined based on volume (often referred to as “tiered pricing”). Tiers will typically “reset” each month (i.e., the price is based upon and applied to transaction quantities each month) and the same tiers will typically apply to the same customer in every period throughout the contract term. Price per transaction declines as volumes increase each month; however, revenue dollars will rise with increasing quantity (i.e., increasing revenue with a decreasing per transaction rate as customers demand to share in profit from increased volume).

At the July 13, 2015 TRG meeting, the members discussed scenarios whereby allocating variable consideration entirely to a distinct good or service might be considered consistent with the allocation objective:

•	Examples B&D—The fees are priced consistently over the duration of the contract;

•	Example A—The pricing is based on market terms or the changes in price are substantive, i.e., prices decline in a manner commensurate with the value provided to the customer;

•	Example B—The fee is consistent with the entity’s standard pricing practices with similar customers; or

U.S. Securities and Exchange Commission

November 19, 2021

•	Example C—The fee is commensurate with the value of the goods or services delivered to the customer

Syniverse believes the following factors help support a conclusion that the allocation objective is met:

1.

For the vast majority of contracts, Syniverse’s fees are priced consistently over the duration of the contract (less frequently, Syniverse enters into contracts with declining fees over the duration of the contract which are addressed in our response to SEC comment #39);

2.	Contracts are heavily negotiated in a competitive environment;

3.	Pricing is not structured in a manner to front-load revenue or manage earnings over time; and

4.	The resulting recognition is consistent with the amounts to which Syniverse expects to be entitled.

The Company advises the Staff that it has included additional disclosures in the Revenue Recognition section on pages G-29 and G-30 in Note 2, Summary of Significant Accounting Policies, of Syniverse’s consolidated financial statements to describe its use of the series provision.

42.

You disclose that revenues are recognized when control of the promised services is transferred to its customers in an amount that reflects the consideration Syniverse expects to be entitled to in exchange for those services. You further disclose that cost of operations includes variable costs, which are partially composed of message termination fees, revenue share fees and data processing costs, and variable costs are paid to third- party providers and are direct costs that fluctuate either as a percentage of revenue or by the number of transactions processed. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. Provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements. We you refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all variable costs are recorded on a gross basis. Message termination fees (“MT fees”) are a material component of Syniverse’s cost structure comprising approximately 25-40% of consolidated revenues. For messaging services provided to Syniverse’s customers, it incurs MT fees charged by mobile network operators or message aggregators whenever a message delivered by Syniverse terminates in another network. The MT fees are a cost of providing the overall service of messaging to Syniverse’s customers.

Syniverse management considered the description of control in ASC 606-10-25-25 and concluded that, as it relates to MT fees, Syniverse controls the services for which costs are incurred before those services are transferred to Syniverse’s customer in order to fulfill the contracted service. Syniverse has the right to direct the service (e.g., choosing the most cost-efficient route with the best quality), and the service providers charging MT fees are simply allowing Syniverse to traverse its network to reach the end-users of its customers. Syniverse controls the interaction with the customer, and the termination of a message on a network is only a portion of the overall messaging service from message origination to message termination. Syniverse’s customer does not have a right to direct the roaming network provider to perform the services to which Syniverse is contracted to perform for its customers. Rather, Syniverse directs its services for only those customers that elect the messaging services via a contract with Syniverse.

U.S. Securities and Exchange Commission

November 19, 2021

In addition, the indicators in ASC 606-10-55-39 support that Syniverse, not the third-party, controls the services resulting in MT fees before it is transferred to the customer, and is therefore the principal in the revenue generating arrangement. Syniverse contracts directly with its customers and is primarily responsible for fulfillment and acceptability of the services, and has full discretion for establishing pricing.

Revenue share fees, data processing and other costs are also recorded on a gross basis and are not material to Syniverse’s consolidated revenues (combined, these costs comprise less than 6% of consolidated revenues). Revenue share fees are charged to Syniverse by third-parties for software used by Syniverse as an input to provide certain services. Syniverse utilizes this third-party software, along with Syniverse’s hardware, platforms, and operations, and Syniverse is responsible for the fulfillment and acceptability of the services to which the software is utilized. Data processing and other costs include costs to obtain short codes for A2P messaging and access to certain databases. With respect to data processing and other costs, in all cases Syniverse has the right to direct the service, and the service providers are simply allowing Syniverse access to an underlying database or network which is needed for only a portion of the overall service. Syniverse’s customer does not have a right to directly access these resources. Rather Syniverse directs its services for only those customers that contract for these services with Syniverse and therefore controls the services provided to Syniverse’s customer.

Note 4. Revenues, page G-40

43.	We note that you operate in several different countries or regions outside the United States. Please explain how you considered the guidance in ASC 280-10-50-41(a)

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the requirements in ASC 280-10-50-41(a) to disclose entity-wide geographic information regarding revenues, including revenues attributed to Syniverse’s country of domicile (the United States), as illustrated by example in ASC 280-10-55-51, have been met through the disclosures on page G-12 in Note 3, Revenues, of Syniverse’s unaudited condensed consolidated financial statements for the three- and nine-months ended August 31, 2021 and 2020, and on page G-40 in Note 4, Revenues, of Syniverse’s consolidated financial statements for the eleven months ended November 30, 2020 and the twelve months ended December 31, 2019.

44.

You disclose that the transaction price of each contract includes the amount to which it expects to be entitled, which is comprised of fixed consideration, variable consideration or a combination of both. Please tell us how you considered providing disaggregated revenue disclosures by type of contract (i.e. fixed and variable). Also consider disclosing revenue amounts that you recognize straight-line for fixed monthly recurring fees over the contract term, transaction-based fees that are invoiced each month, and services with transaction-based fees. We refer you to ASC 606-10-55-89 through 55-91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when Syniverse prepared its disclosures for revenues from contracts with customers, it considered the requirement to disaggregate revenues into categories impacted by economic factors as described in ASC 606-10-55-89 through 55-91. Syniverse specifically considered the following for each method of disaggregation suggested by ASC 606-10-55-91:

•

55-91(a), (c), and (g) (type of good or service; market or type of customer; sales channel): Syniverse discloses revenue by type of good/service/customer in the Reportable Segments footnote (Syniverse’s Carrier and Enterprise segments are organized around product offerings which also substantially align with the makeup of its customers);

U.S. Securities and Exchange Commission

November 19, 2021

•	55-91(b) (geographical region): Syniverse discloses revenue by geographic region in the Revenues footnote;

•

55-91(d) (type of contract): Syniverse determined that disclosure by type of contract (i.e., fixed or variable) was not necessary to meet these objectives because this type of disaggregation is not prepared by, or utilized within, Syniverse to evaluate the business or allocate resources and is not communicated externally; and

•

55-91(e) and (f) (contract duration; timing of transfer of goods or services): Syniverse discloses information regarding the future timing of transfer of goods or services (expected future revenues for the non-cancelable fixed portion of contracts).

Syniverse believes its disclosures as described in the preceding paragraph address the disaggregation objectives stated in ASC 606-10-55-89 through 55-91.

19. Reportable Segments, page G-57

45.	Please revise to provide the disclosures required by ASC 280-10-50-21 and 55-47.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a description of the basis of organization of the Carrier and Enterprise segments, including the types and products and services from which each reportable segment derives its revenues, is contained on pages G-8 and G-9 in Note 1, Description of the Business, of Syniverse’s consolidated financial statements. The Company also advises the Staff that it has included additional disclosures in the Reportable Segments section on page G-11 in Note 2, Summary of Significant Accounting Policies, with a clarified description of the relationship between the services described in Note 1, Description of the Business, and the Company’s Carrier and Enterprise reportable segments.

*     *     *     *     *     *

U.S. Securities and Exchange Commission

November 19, 2021

If you have any questions, please do not hesitate to contact me at (212) 403-1056.

Very truly yours,

/s/ John L. Robinson

John L. Robinson

cc:	Charles Garner, Executive Vice President and Secretary, M3-Brigade Acquisition II Corp.